

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

Via E-Mail
Mr. Yoel Palomino
Chief Financial Officer
Cortronix Biomedical Advancement Technologies, Inc.
8200 N.W. 41st Street
Suite 145B
Doral, FL 33166

> **Re: Cortronix Biomedical Advancement Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed February 21, 2014**
> **File No. 000-53700**

Dear Mr. Palomino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2013

Item 9A. Control and Procedures, page 23

Evaluation of Disclosure Controls and Procedures, page 23

1.   We note your conclusion indicating that your disclosure controls and procedures were not effective as of August 31, 2012. Please amend your filing to state whether your disclosure controls and procedures were effective as of the end of the period covered by the report (i.e., August 31, 2013) pursuant to Item 307 of Regulation S-K. If you conclude disclosure controls and procedures were effective as of August 31, 2013, please explain to us the basis for that conclusion considering internal controls over financial reporting were not effective as of that same date.

<u>Exchange Act Report Filing Dates</u>

2. We remind you that a smaller reporting company's filings on Form 10-K are due 90 days after year-end and filings on Form 10-Q are due 45 days after the end of the most recent quarter. You may file a notification of inability to timely file these documents for an automatic extension of time to file of 15 days and 5 days for the Form 10-K and Form 10-Q, respectively, but no further extension of time to file is granted. Please refer to Rule 12b-25 of the Exchange Act and confirm your understanding of the filing requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Steve Lo at (202) 551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining